

July 9, 2020

Riyadh Lai
Chief Financial Officer
Silicon Motion Technology Corporation
690 N. McCarthy Blvd, Suite 200
Milpitas, California 95035

> **Re: Silicon Motion Technology Corporation**
> **Form 20-F for the Year Ended December 31, 2019**
> **Form 6-K furnished April 29, 2020**
> **File No. 000-51380**

Dear Mr. Lai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 32

1. In your discussion of changes in your results operations, you quantify factors contributing to the changes in revenues and expenses from year to year for some of your financial statement line items. However, you do not appear to include the underlying reasons for the changes. We also note that you do not explain the change in line items such as amortization of intangible assets, interest income, interest expense, foreign exchange gain (loss), and income tax expense (benefit). Please expand your disclosures to provide the business reasons for material changes in your operating results between reporting periods. In circumstances where more than one business reason exists for a change between periods, please also quantify the incremental impact of each individual business reason. Refer to Part I, Items 5(A) and 5(D) of Form 20-F and Section III.B.4 of SEC Release 33-8350. Please provide us with your proposed disclosure in your response.

Financial Statements
Notes to Consolidated Financial Statements
Note 15. Income Taxes, page F-27

2.   Please explain the decreasing nature of the line item "differences between Cayman and foreign statutory tax rates" from 2017 to 2019.

Form 6-K furnished April 29, 2020

Exhibit 99.1, page 9

3.   We note that you present what appears to be a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please revise your presentation to eliminate the presentation of a full non-GAAP income statement in your next earnings release. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

4.   Additionally, we note your non-GAAP adjustments related to your FCI divestiture. As these divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. In future filings, please revise your non-GAAP presentations to comply with Question 100.04 of the Non-GAAP C&DIs by removing the FCI divestiture adjustments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing